FAIRFAX News Release
Stock Symbol:  FFH (TSX and NYSE)

TORONTO, September 20, 2007

INTENTION TO MAKE A
NORMAL COURSE ISSUER BID

Fairfax Financial Holdings Limited (TSX and NYSE: FFH) announces that it intends to make a Normal Course Issuer Bid, subject to regulatory approval, for up to 1,000,000 of its subordinate voting shares through the facilities of the Toronto Stock Exchange and the New York Stock Exchange.  Purchases will be made in accordance with the rules and policies of the Exchanges and shares purchased will be cancelled.  The maximum number of shares to be purchased under the bid represents approximately 9.8% of the public float of the 17,029,877 currently outstanding subordinate voting shares of Fairfax.  The average daily trading volume of the subordinate voting shares of Fairfax on the Toronto Stock Exchange for the six months ended August 31, 2007, calculated in accordance with the rules of the Toronto Stock Exchange for the purposes of the bid, is 45,790 shares.  This Normal Course Issuer Bid will commence September 24, 2007 and may extend until September 23, 2008.

Fairfax is making this Normal Course Issuer Bid because it believes that in appropriate circumstances its subordinate voting shares represent an attractive investment opportunity and that consequently purchases under the bid will enhance the value of the shares held by the remaining shareholders.

Fairfax has purchased 38,600 of its subordinate voting shares at an average price per share of Cdn$197.83 under its Normal Course Issuer Bid which commenced September 22, 2006 and will terminate on September 21, 2007.

Fairfax Financial Holdings Limited is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance, investment management and insurance claims management.

For further information contact:         Greg Taylor, Chief Financial Officer, at (416) 367-4941

        FAIRFAX FINANCIAL HOLDINGS LIMITED

        95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946